August 19, 2008

US Securities and Exchange
Commission
Division of Corporate Finance
100 F. Street N.E
Washington DC 20549
Attn: Russell Mancuso

Re: Pressure BioSciences, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 13, 2008
File No. 000-21615

Dear Mr. Mancuso:

Pursuant to the comment letter of the staff of the Securities and Exchange Commission (the "Commission") dated August 18, 2008 in connection with the revised preliminary proxy statement filed by Pressure BioSciences, Inc. (the "Company") with the Commission on August 13, 2008, as requested, the Company hereby acknowledges as follows:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

Richard T. Schumacher
President, Chief Executive Officer and Treasurer